UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D/A

———————

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aspen Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04530L203

(CUSIP Number)

Oksana Malysheva

c/o Linden Education Partners, LLC

301 Congress Ave.

Austin, Texas 78701

(312) 590-0098

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

———————

July 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 04530L203	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Oksana Malysheva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 203,209 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 203,209 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The beneficial ownership is attributable to Ms. Malysheva as the sole member and manager of Linden Education Partners, LLC (“Linden”), which is the sole voting member of Educación Significativa, LLC (“ESL”), which directly owns the shares.

(2)

Based on 18,316,854 shares of Common Stock outstanding as of July 11, 2018.

CUSIP No. 04530L203	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Linden Education Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 203,209 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 203,209 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,209 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The beneficial ownership is attributable to Linden as the sole voting member of ESL.

(2)

Based on 18,316,854 shares of Common Stock outstanding as of July 11, 2018.

CUSIP No. 04530L203	13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Educación Significativa, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 203,209
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 203,209
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 18,316,854 shares of Common Stock outstanding as of July 11, 2018.

CUSIP No. 04530L203	13D/A	Page 5 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and restates Schedule 13D originally filed on December 11, 2017 (the “Original Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Original Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Aspen Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 276 Fifth Avenue, Suite 306A, New York, NY 10001.

Item 4. Purpose of Transaction

On July 19, 2018, the Issuer sold 1,000,000 shares of Common Stock to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

ESL owns 203,209 shares of Common Stock of the Issuer, which represents approximately 1.1% of the outstanding shares of Common Stock of the Issuer based on the number of shares of Common Stock outstanding as of July 11, 2018. Beneficial ownership is also attributable to Linden as the sole voting member of ESL, and to Ms. Malysheva as the sole member and manager of Linden.

(b)

The Reporting Persons have the sole voting power and sole dispositive power with respect to 203,209 shares of Common Stock.

(c)

During the 60 days prior to the date of this  filing, the Reporting Persons did not effect any transactions in the shares of Common Stock of the Issuer, except as disclosed in Item 4.

(d)

No person other than ESL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)

July 19, 2018.

CUSIP No. 04530L203	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2018

/s/ Oksana Malysheva
Oksana Malysheva

Linden Education Partners, LLC

By:	/s/ Oksana Malysheva
Oksana Malysheva
Manager

Educacion Significativa, LLC

By:	/s/ Oksana Malysheva
Oksana Malysheva
Manager